UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

Under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CELANESE AG

(Name of Subject Company)

CELANESE CORPORATION

(Translation of Subject Company’s name into English)

CELANESE AG

(Name of Person Filing Statement)

Ordinary Shares, No Par Value

(Title of Class of Securities)

D1497A101

(CUSIP Number of Class of Securities)

Julie K. Chapin, Esq.

Vice President and Secretary
Celanese Americas Corporation
Suite 310
550 U.S. Highway 202-206
Bedminster, NJ 07921-1590
(908) 901-4553
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copy to:

W. Jeffrey Lawrence
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

      The name of the subject company is Celanese AG (“Celanese”, or the “Company”), a stock corporation (Aktiengesellschaft) registered under the laws of the Federal Republic of Germany. The address of the principal executive offices of Celanese is Frankfurter Straße 111, 61476 Kronberg im Taunus, Germany. The telephone number of Celanese at its principal executive offices is (+ 49 69 305 16 000).

      The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates are the registered ordinary shares, with no par value, of Celanese (the “Ordinary Shares”). As of June 30, 2004 there were 54,790,369 Ordinary Shares issued and outstanding, of which 41,588,227 were held by BCP Crystal Acquisition GmbH & Co. KG (“BCP”), a German limited partnership (Kommanditgesellschaft), and 5,468,901 shares were held in the treasury of Celanese (the “Treasury Shares”).

Item 2.	Identity and Background of Filing Person

      The filing person is the subject company. Celanese’s name, business address and business telephone number are set forth in Item 1 above.

      This Statement relates to the offer required under German law of cash compensation in exchange for the Ordinary Shares of Celanese held by minority shareholders (the “Mandatory Offer”) pursuant to the Domination and Profit and Loss Transfer Agreement (the “Domination Agreement”) entered into between BCP and Celanese on June 22, 2004, approved by the shareholders of Celanese at the Extraordinary General Meeting of Celanese (the “EGM”) on July 30 and 31, 2004 and registered in the commercial register of Celanese on August 2, 2004. Pursuant to the Mandatory Offer, BCP is offering to pay the minority shareholders, EUR 41.92 per share, or US $50.48 per share (based on the WM/Reuters USD/EUR Exchange Rate as of August 30, 2004), in accordance with the terms of the Mandatory Offer. BCP is also required under German law to pay interest on the per share offer price to all shareholders who tender to the Mandatory Offer and whose shares are paid for after the day following the date the Domination Agreement becomes operative from such day until the day preceding the date of settlement at a rate of 2 percent, plus a defined base rate, adjusted bi-annually, and reduced by any guaranteed dividend payments. As of September 2, 2004, the applicable base rate was 1.13 percent.

      The Domination Agreement provides that the Mandatory Offer must remain open for three months following the operative date of the Domination Agreement, subject to mandatory extension. In accordance with its terms, the Domination Agreement is expected to become operative on October 1, 2004, the first day of Celanese’s next fiscal year. The Domination Agreement is, however, subject to legal challenges instituted by dissenting shareholders and therefore such date could be substantially delayed. Further, if such legal challenges were successful, a German court could void the effectiveness of the Domination Agreement or revoke its registration in the commercial register. The time period for filing legal challenges with respect to shareholder resolutions passed at the EGM expired on August 31, 2004. The Company is aware of a total of eleven actions challenging the Domination Agreement filed by minority shareholders of Celanese, including nine actions to set aside the resolutions of the EGM and two public register proceedings (see Item 8(h) of this Statement). In addition, German law requires an extension of the offer period if proceedings concerning the adequacy of the amount of compensation are commenced by shareholders of Celanese. In the event such award proceedings are commenced, the offer period will be extended so that it ends two months after the date on which a final decision on the last motion ruled in the proceedings is publicly announced.

      The Domination Agreement and the Mandatory Offer follow the completion of the tender offer launched by BCP on February 2, 2004 to purchase the Ordinary Shares of Celanese at a purchase price of EUR 32.50 per share in cash (the “February Offer”). The February Offer, ending on April 19, 2004, resulted in the acquisition by BCP of 84.3 percent of the then outstanding Ordinary Shares.

      The Mandatory Offer is described in a Tender Offer Statement on Schedule TO filed by BCP with the Securities and Exchange Commission (the “SEC”) on September 2, 2004 (as amended or supplemented from time to time, the “Schedule TO”). The terms and conditions of the Mandatory Offer are set forth in the

Offer Document dated September 2, 2004 (the “Offer Document”) and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

      As set forth in the Schedule TO, the principal offices of BCP are located in Kronberg im Taunus, Germany.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

      A description of each material agreement, arrangement or understanding and any actual or potential conflict of interest between Celanese or its affiliates and (a) Celanese’s executive officers, directors or affiliates or (b) BCP or its respective executive officers, directors or affiliates is either incorporated herein by reference or set forth below.

(a) Agreements or Arrangements Between Celanese and its Executive Officers, Directors or Affiliates

(i) Incentive Plans

      Employees of Celanese participate in the benefits of achieving financial and business performance targets through annual incentive plans. The Management Board of Celanese (the “Management Board”) approved two stock appreciation rights plans in 1999: an equity participation plan (the “Equity Participation Plan”) and a long-term incentive plan (the “1999 LTIP”), both of which took effect on October 25, 1999. In January 2001, the Management Board approved a second similar long-term incentive plan that took effect on January 15, 2001 (the “2000 LTIP”). Finally, the shareholders of Celanese adopted a stock option plan on May 15, 2002 (the “2002 LTIP”).

      As of the date of this Statement, only one member of the Management Board held Ordinary Shares of Celanese. All Ordinary Shares held by members of the Management Board prior to the February Offer were tendered during the February Offer. Management Board members have rights to acquire Ordinary Shares arising from their participation in the long-term incentive plans described below. However, all remaining stock appreciation rights held by members of the Management Board were exercised in March 2004.

      The description of the Equity Participation Plan, the 1999 LTIP, the 2000 LTIP and the 2002 LTIP set forth below is qualified in its entirety by reference to the Equity Participation Plan, the 1999 LTIP, the 2000 LTIP and the 2002 LTIP, which are filed as Exhibits (e)(5), (e)(6), and (e)(7) hereto and are incorporated herein by reference.

      Equity Participation Plan. The Management Board was eligible to participate in the 1999 Equity Participation Plan, which gives participants a right to receive the cash difference between the base price and the price of the shares on the day of exercise. Under the Equity Participation Plan, a Management Board member must invest an amount equal to a Management Board member’s annual salary in Ordinary Shares over a one or two-year period. Since 1999, current and former members of the Management Board who enrolled in the plan have received an aggregate of 349,450 stock appreciation rights. These stock appreciation rights are in addition to those received under the LTIPs. Each member of the Management Board was required to hold the shares acquired under the Equity Participation Plan for as long as he was a member of the Management Board. However, pursuant to a resolution passed on January 22, 2004 by the personnel and compensation committee (Personal- und Vergütungsausschuss) of the Supervisory Board of Celanese (the “Supervisory Board”), members of the Management Board were allowed to tender their Ordinary Shares acquired under the Equity Participation Plan into the February Offer. The personnel and compensation committee also resolved that the obligation to hold Ordinary Shares would be waived if the February Offer was successful. The members of the Management Board tendered all of their Ordinary Shares acquired under the Equity Participation Plan into the February Offer.

      Long-term Incentive Plans. The long-term incentive plans consist of the 1999 LTIP, the 2000 LTIP and the 2002 LTIP. All stock appreciation rights granted under the 1999 LTIP and the 2000 LTIP were exercised during, or prior to, March 2004. In 2002, stock options covering 225,000 shares under the 2002 LTIP were granted to the Management Board as a whole with an exercise price of EUR 27.54 per share. No stock options were granted to the Management Board in 2003 or 2004.

      Under the 2002 LTIP, options are granted at an exercise price reflecting the reference price (twenty-day average of market price prior to grant date) plus a 20 percent premium, and become exercisable five years from the date of grant. Two-year vesting is possible if the market price per share outperforms the median performance of Celanese’s competitors as defined in the 2002 LTIP over the holding period. All unexercised options expire ten years from the date of grant. If the market price per Ordinary Share on the date of exercise is at least 20 percent higher than the reference price at the time of the grant, the holder is entitled to receive a cash payment equal to the original exercise premium of 20 percent. The plan documents governing the 2002 LTIP do not contain any provisions dealing with a change in control of Celanese. However, as a result of the share price performance, all of these options became exercisable on July 8, 2004.

      On September 3, 2004, Perry Premdas exercised all 43,000 stock options he held in the Company with the result that, as of the date of this Statement, he held 43,000 Ordinary Shares. As of the date of this Statement, the remaining members of the Management Board held a total of 173,000 stock options in the Company.

(ii) Service Agreements

      In conjunction with the extension of the terms of three members of the Management Board and the appointment of one new member to the Management Board, Celanese entered into new service agreements in September and October 2002 with four members of the Management Board: Claudio Sonder, David Weidman, Perry Premdas and Andreas Pohlmann. Celanese entered into a similar service agreement with Lyndon Cole upon his appointment to the Management Board in September 2003.

      Among other terms and conditions customarily included in such service agreements, these agreements (the “Service Agreements”) contain certain change-in-control provisions. The February Offer resulted in a change in control under the Service Agreements. Pursuant to the Service Agreements, each of the five Management Board members is entitled to a change-in-control payment if, due to a change in control of the Company, there is a premature revocation of the member’s appointment as a Management Board member without cause, or a failure to extend his agreement under certain circumstances, or if, due to such a change in control, the Management Board member voluntarily terminates his agreement for cause. The change-in-control payment is equal to three times (or four times, in the case of Mr. Sonder) the sum of averaged fixed annual remuneration payments and averaged bonus payments received by the Management Board member, less certain set-offs for other amounts received. In addition, any claims such Management Board member would be entitled to under Celanese’s long-term incentive plans would remain unaffected and, if not yet exercised, could be made according to the long-term incentive plan documents.

      In the absence of a change in control, each Management Board member is entitled to a severance payment in the event of a premature revocation of his appointment as a Management Board member without cause, or upon a failure to extend his agreement under certain circumstances, or if the Management Board member voluntarily terminates his agreement for cause. In each case, this severance payment is equivalent to twice the sum of (i) the fixed annual remuneration payment applicable to the year of departure, (ii) a full bonus payment at target performance for the year of termination and (iii) the value of the most recently granted long-term incentives, with certain set-offs.

      In addition, Mr. Sonder is entitled to a termination bonus payment at the end of his Service Agreement. The termination bonus is equal to twice the sum of his fixed annual remuneration applicable to the year of departure, a full bonus payment at target performance for the year of termination and the value of the most recently granted long-term incentives. However, Mr. Sonder may not claim the termination bonus in addition to any other severance payments he may otherwise be entitled to upon termination of employment.

      Mr. Sonder and Mr. Premdas announced in 2003 and 2004, respectively, that they would leave Celanese upon the expiration of their Service Agreements on October 31, 2004. In accordance with the terms of Mr. Premdas’ Service Agreement, Celanese is obliged to make a severance payment to him of approximately

EUR 2.6 million upon his departure. Mr. Sonder will receive a payment of approximately EUR 4.7 million when his Service Agreement expires.

      The foregoing description of the Service Agreements is qualified in its entirety by reference to the Service Agreements, which are separately filed as Exhibits (e)(8), (e)(9), (e)(10), (e)(11) and (e)(12) hereto and are incorporated herein by reference.

(b) Agreements or Arrangements Between Celanese or its Affiliates and BCP

(i) Domination Agreement

      The summary and description of the Domination Agreement contained in Section III.3(b) of the Offer Document are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Domination Agreement, which is filed herewith as Exhibit (e)(1) and incorporated herein by reference.

(ii) Confidentiality Agreement

      Celanese and Blackstone Management Associates (Cayman) IV L.P. (“Blackstone Management”) entered into a confidentiality letter agreement (the “Confidentiality Agreement”), dated April 21, 2004, regarding the provision of certain Company information (“Confidential Information”) by the Company to Blackstone Management (through BCP) in order to assist Blackstone Management in monitoring and enhancing the value of its indirect majority holding in the Company (the “Permitted Activity”). As a condition to being furnished the Confidential Information, Blackstone Management has agreed that it will keep the Confidential Information confidential (except for disclosure to its representatives on a need-to-know basis or as required by law) and will use it only in connection with the Permitted Activity. Confidential Information does not include (i) information which is or becomes generally available to the public other than as a result of a disclosure by Blackstone Management (or its representatives) in violation of the Confidentiality Agreement, (ii) information which was available to Blackstone Management on a nonconfidential basis prior to disclosure, (iii) information which becomes available to Blackstone Management on a nonconfidential basis from a source other than the Company if such source was not known to Blackstone Management to be subject to any prohibition against disclosure or (iv) information acquired or developed independently by Blackstone Management (or on its behalf) without violating any obligations under the Confidentiality Agreement.

      The Confidentiality Agreement supersedes all prior agreements and understandings existing between the parties and/or their affiliates with respect to the same subject matter, provided, however, that liability for breaches which may have arisen under such a prior agreement before the effective date of the Confidentiality Agreement survive and will be resolved in accordance with such prior agreement.

      Celanese and Blackstone Management also agreed to negotiate an appropriate termination date for the Confidentiality Agreement following the date of registration of the Domination Agreement.

      The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

(iii) Services Agreement

      On July 19, 2004, Celanese entered into a General Services Agreement (the “Services Agreement”) with BCP, Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. (“Crystal Holdings”), BCP Crystal Holdings Ltd. 2 (“Crystal Holdings 2”), BCP Caylux Holdings Luxembourg S.C.A. (“BCP Luxembourg”), BCP Holdings GmbH, BCP Management GmbH, BCP Acquisition GmbH & Co. KG. and BCP Crystal Acquisition GmbH & Co. KG. (collectively, the “Acquisition Entities”). The Services Agreement is for an indefinite term and may be terminated by Celanese and/or the Acquisition Entities, but not until the first of the month following the month in which the Domination Agreement becomes operative, upon two weeks written notice prior to the end of a calendar month or by either party for good cause in accordance with German law.

      Pursuant to the Services Agreement, Celanese (directly or indirectly through its subsidiaries) has agreed to provide certain services (the “Services”) at arm’s length to the Acquisition Entities, including accounting and financial services, legal advice and assistance in public relations, advertising and strategy. As consideration for the Services, the Acquisition Entities have agreed to pay Celanese a service charge (the “Service Charge”), calculated according to time spent at an hourly rate and adjusted for extraordinary costs or in the event of certain changes, including unexpected and substantial changes in circumstances or material changes regarding the scope and nature of the Services. The hourly rate is based on the average per capita cost of the applicable department, plus a 3 percent margin. The Acquisition Entities will also pay an additional service charge, calculated on the basis of Celanese’s full cost plus a 3 percent margin, for any additional services that the parties agree will be rendered by Celanese.

      The Acquisition Entities are jointly and severally liable for all of their obligations under the Services Agreement and have agreed to indemnify Celanese (and/or the subsidiaries of Celanese) against any third party claims asserted in connection with the Services. To the extent permitted by law, neither party under the Services Agreement may be found liable for indirect or consequential damages. In addition, the total liability of Celanese may not exceed the Service Charge received by Celanese for the applicable calendar year.

      The foregoing description of the Services Agreement is qualified in its entirety by reference to the Services Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

(iv) Intercompany Loan Agreement

      On April 6, 2004, BCP Luxembourg entered into an intercompany loan agreement (the “Intercompany Loan Agreement”) with Celanese Americas Corporation (“CAC”), pursuant to which BCP Luxembourg agreed to lend the proceeds of its term loan facility (in the maximum amount of EUR 500 million) to CAC. The interest rate per annum with respect to the loans made under the Intercompany Loan Agreement is the same as the interest rate per annum with respect to loans made under BCP Luxembourg’s term loan facility, plus three basis points. The final maturity date is 2011.

      Upon the occurrence of an event of default (as defined in the Intercompany Loan Agreement), the amount of unpaid principal and all accrued interest becomes, or may be declared by BCP Luxembourg to be, immediately due and payable.

      The foregoing description of the Intercompany Loan Agreement is qualified in its entirety by reference to the Intercompany Loan Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

(v) Senior Management Incentive Plan

      BCP and its controlling entities, Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management, Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) Ltd. 1, Crystal Holdings, Crystal Holdings 2 and BCP Luxembourg (collectively, “Blackstone”), have indicated that they have plans to implement a management incentive program if and when full ownership of Celanese is acquired. The Management Board did not have discussions with BCP or Blackstone with respect to, and no determinations were made as to, which members of current senior management would participate in such an incentive program or the extent to which any such individuals would participate.

      In the Offer Document, BCP and Blackstone stated that they anticipate implementing a management incentive program having the following elements: (i) the grant of a potential equity position in BCP or one of its parent companies of up to 10 percent of the equity of such entity, in the form of options and/or restricted stock, which would be divided into different tranches reflecting the achievement of different operating performance targets and/or internal rates of return over a five-year vesting period, and which would otherwise be subject to customary restrictions and vesting provisions; and (ii) performance-related bonuses of up to one year’s total compensation payable in two parts, after one and two years, based on performance targets to be established.

      In the Offer Document, BCP and Blackstone also stated that they might consider, as a condition to certain members of management’s participation in such an incentive program, requiring them to invest some of their own funds in the equity of one of the Acquisition Entities. Although, prior to the February Offer, members of the Management Board discussed with BCP and Blackstone the potential general parameters and terms of such a management incentive program, the Management Board has not reached any agreements or understandings with BCP or Blackstone. No individual member of the Management Board or of senior management of Celanese has reached any agreements or understandings, or has had any discussions with BCP or Blackstone with respect to any such individual’s potential participation in such program or generally as to their future compensation. BCP and Blackstone stated in the Offer Document that they intend to make such decisions in the future based solely upon their assessment of such individual’s potential role in Celanese’s future and the impact of incentive compensation on such individual’s future performance.

Item 4.	The Solicitation or Recommendation

(a) Neutral Position of the Management Board

      At a meeting held on September 14, 2004, the Management Board of Celanese decided not to express an opinion and to remain neutral towards the Mandatory Offer.

(b) (i) Background of the Mandatory Offer

February Offer.

      Celanese was first approached in February 2002 by way of a phone call from an advisor who had been retained by Blackstone and another entity (the “Corporate Partner”). The advisor introduced the idea of a possible transaction with both Blackstone and its Corporate Partner and inquired whether Celanese would be interested. The Company discussed this approach with its legal and financial advisors. In late February 2002, Blackstone and its Corporate Partner approached Celanese to indicate their initial interest in a negotiated acquisition of Celanese.

      On March 11, 2002, representatives of Celanese, including Mr. Sonder, Mr. Premdas and Mr. Pohlmann, the chairman of the Management Board, chief financial officer and chief administrative officer (at the time of the March 2002 meeting, the corporate secretary), respectively, representatives of Blackstone, including Chinh Chu and Robert Friedman, senior managing directors of The Blackstone Group, and representatives of Blackstone’s Corporate Partner as well as representatives of Morgan Stanley & Co. Incorporated (“Morgan Stanley”), lead M&A advisor and potential financing source for a possible transaction regarding Celanese, and of Goldman, Sachs & Co. oHG (“Goldman Sachs”), financial advisor to Celanese, met in Frankfurt am Main to discuss the possibility of a transaction. Following this meeting, Mr. Sonder informed the Chairman of the Supervisory Board of the approach by Blackstone and its Corporate Partner. From this time on, the Chairman of the Supervisory Board was kept informed by Mr. Sonder regarding material developments in the discussions with Blackstone and its Corporate Partner.

      A follow-up meeting of participants in the March 11, 2002 meeting was held in New York on May 20, 2002 to continue the discussions about a possible transaction and to provide an opportunity for Blackstone and its Corporate Partner to ask questions regarding certain publicly available information that had been provided to them by Celanese in mid-April 2002.

      Celanese received from Blackstone and its Corporate Partner a due diligence request on June 18, 2002 and, thereafter, the parties discussed the process by which Blackstone and its Corporate Partner might be permitted to get limited access to additional, non-public due diligence materials. Following a detailed review of the interests of various constituencies involved, Celanese agreed with Blackstone and its Corporate Partner that due diligence materials would only be provided on a staggered basis, with non-public information to be provided at Celanese’s discretion following an acceptable preliminary proposal by Blackstone and its Corporate Partner satisfying certain preconditions specified by Celanese earlier and reconfirmed in a letter from Mr. Sonder, dated June 25, 2002, and thereafter depending on the progress of discussions. Such preconditions included information as to the intentions of Blackstone and its Corporate Partner regarding post-closing strategy and employee matters.

      On June 28, 2002, Mr. Sonder, Mr. Premdas, Mr. Pohlmann and a representative of Goldman Sachs met representatives of the Kuwait Petroleum Corporation (“KPC”), the largest shareholder of Celanese holding approximately 29.2 percent of the Ordinary Shares (excluding Treasury Shares), and its financial advisor, Credit Suisse First Boston, in Vienna in order to brief them on the approach made by Blackstone and its Corporate Partner. On September 11, 2002 Celanese and KPC finalized the confidentiality undertakings in relation to the exchange of non-public information in relation to the approach by the initial bidders by entering into a confidentiality agreement.

      On July 26, 2002, Blackstone and its Corporate Partner executed a confidentiality agreement with Celanese with respect to the due diligence materials to be provided. On the same day, Mr. Sonder met representatives of Blackstone as well as the Corporate Partner in New York separately, in order to discuss with Blackstone its geographic as well as industrial investment strategies and with the Corporate Partner its strategic intentions with respect to the possible investment in Celanese.

      Based on the process agreed upon among the parties for a diligence investigation, Celanese first provided a limited amount of due diligence information, most of which consisted of publicly available information, to Blackstone and its Corporate Partner on August 11, 2002 and additional materials in mid-September and early October 2002. On the basis of such information, on November 13, 2002, Blackstone and its Corporate Partner submitted a preliminary indication of interest in acquiring Celanese at a price range of EUR 28.00 to EUR 30.00 per Ordinary Share. After a detailed review of this preliminary indication by the Management Board and its legal as well as financial advisors, Celanese responded by letter dated November 26, 2002 indicating that the indication of interest did not satisfy certain expectations of Celanese regarding the price range as well as post-acquisition strategy and therefore requesting further clarification on these issues.

      On December 3, 2002, Mr. Sonder met with Stephen Schwarzman, the President and CEO of The Blackstone Group in New York, in order to discuss the approach made by Blackstone and the Corporate Partner as well as the status of the discussions as of that date. On December 9, 2002, representatives of Celanese and of Blackstone and its Corporate Partner met in Frankfurt am Main to discuss the preliminary indication of interest.

      On January 6, 2003, Mr. Sonder received a call from Mr. Chu who informed him that, as a result of a change in its strategy, the Corporate Partner of Blackstone had determined to withdraw from the process shortly after the December 9, 2002 meeting. Mr. Chu re-affirmed Blackstone’s continued interest in an acquisition of Celanese and its willingness to proceed without its Corporate Partner.

      Celanese received a written confirmation of Blackstone’s continued interest at the same price range of EUR 28.00 to EUR 30.00 on January 21, 2003. Following a detailed review of this resubmitted indication of interest, Mr. Sonder replied by letter to Mr. Chu on January 29, 2003, and indicated that the Management Board had determined that the proposed price range did not reflect the full value potential of Celanese. In this letter, Mr. Sonder suggested further meetings to discuss the proposed valuation.

      Mr. Chu met with Mr. Pohlmann, other representatives of Celanese and representatives of Morgan Stanley and Goldman Sachs in Koenigstein on February 17, 2003 to discuss the next steps in the process and, among other topics, the scope of Blackstone’s due diligence investigation, including access to senior management. As part of the outcome of the February 17, 2003 meeting Celanese’s management gave presentations on general business related matters in New York on March 12, 2003. Additional presentations were given in Frankfurt am Main and New York during the period from April 4 to April 8, 2003.

      On May 20, 2003, Blackstone submitted a revised bid proposal which specifically considered pension liabilities and reflected a price of EUR 28.00 per share and a 90 percent minimum acceptance condition. Blackstone’s May 20, 2003 proposal also noted that the financing structure of the proposed transaction contemplated a pre-funding of approximately EUR 380 million of pension contributions.

      On June 20, 2003, representatives of Blackstone met with the Management Board to discuss the contents of this revised bid proposal. After a detailed review of the information received from Blackstone and its financial and legal advisors Celanese informed Blackstone that its proposal was inadequate on both the proposed price and the minimum acceptance condition. Representatives of Blackstone then met with

Messrs. Pohlmann and Peter Jakobsmeier, the treasurer of Celanese, and a representative of Goldman Sachs in New York on June 20, 2003, where the Celanese representatives highlighted positive recent developments at the Company.

      Following further discussions, Blackstone submitted a revised bid proposal on June 24, 2003, increasing the proposed price to EUR 29.00 per share and lowering the minimum acceptance condition to 85 percent. At about the same time, Blackstone also submitted to Celanese a draft of an agreement that it would expect to receive from KPC pursuant to which KPC would agree to tender its Ordinary Shares in the transaction.

      After an in-depth analysis of the revised bid proposal by the Company’s management, together with its financial and legal advisors, Mr. Sonder and Mr. Schwarzman spoke on July 8, 2003, and Mr. Sonder requested that Blackstone once again improve its price. In response, Blackstone submitted a revised bid proposal on July 9, 2003 reflecting a price increase to EUR 30.00 per share with the same 85 percent minimum acceptance condition.

      After a further detailed analysis of the revised proposal, the Management Board resolved unanimously on July 17, 2003 to support the continuation of discussions based on the proposed offer described in the July 9, 2003 letter, and, on July 21, 2003, Celanese provided a copy of that resolution to Blackstone. After receipt of the revised offer proposal from Blackstone, Celanese also informed KPC of the key terms and discussed KPC’s position with respect to the possible support by KPC of the proposed offer. Upon confirmation of KPC’s willingness to support such transaction if management was also in support, Celanese provided a copy of the Management Board resolution dated July 17, 2003 to KPC and informed Blackstone thereof.

      On July 29, 2003, Celanese and Blackstone each, separately, received confirmation from KPC that KPC would be willing to tender its Ordinary Shares in an offer on the terms outlined in the July 9, 2003 letter.

      During August and into September 2003, representatives of Celanese discussed with Blackstone their concerns about the impact of the proposed transaction on the various stakeholders of Celanese, including its employees and management. Blackstone explained its intentions with respect to those issues, including its customary approach to management incentive compensation.

      On August 20, 2003, Celanese agreed to permit Blackstone to engage in the next phase of due diligence, and, during the period from August 20 to August 22, 2003, representatives of Celanese conducted management due diligence sessions in New York with representatives of Blackstone, Morgan Stanley and Deutsche Bank Securities Inc., which had been retained by Blackstone to work with Morgan Stanley to assist with the financing of the proposed transaction, and their respective legal counsel and other advisors. Following these meetings, Celanese made data rooms with additional due diligence materials available in Frankfurt am Main and New York for Blackstone and its advisors. Between August 22 and November 18, 2003, Celanese addressed follow-up questions raised by Blackstone and the financing sources resulting from the due diligence materials reviewed by Blackstone, its advisors and its financing sources.

      On September 10, 2003, senior management of Celanese received from Blackstone a presentation in Frankfurt am Main with respect to Blackstone’s financial model and post-acquisition strategy. The parties met again on October 3, 2003, at which time senior management of Celanese indicated that, based on the recent increase in the Company’s share price, an increase in the proposed offer price was necessary in order for the Management Board to continue to support negotiations regarding Blackstone’s proposal. Among other things, senior management of Celanese noted that Celanese’s share price had increased from (using the XETRA closing prices) EUR 22 on July 9, 2003, when Blackstone submitted its proposal increasing its proposed price to EUR 30 per Celanese Share, to EUR 28.19 on October 2, 2003, an increase of 28 percent, which had significantly reduced the premium represented by the proposed EUR 30 per share price.

      On October 13 and 14, 2003, Mr. Schwarzman met with Mr. Sonder and discussed, among other things, Celanese’s request for an increase in the proposed offer price. During these meetings, Mr. Schwarzman indicated that Blackstone would agree to increase the proposed offer price to EUR 32.50 per share, with the same 85 percent minimum tender condition as had been proposed earlier.

      Based on the indication of an offer price of EUR 32.50 per share, Celanese, on October 15, 2003, agreed to permit Blackstone and its representatives to conduct the final phase of their due diligence. On October 22, 2003, Mr. Pohlmann emailed Mr. Chu and outlined the terms of the proposal that Celanese expected to receive from Blackstone.

      On October 29 and 30, 2003, representatives of Celanese and Blackstone met in New York to discuss, among other things, the acquisition and financing structure as well as due diligence issues.

      On November 5, 2003, Mr. Sonder delivered a letter to Mr. Schwarzman inquiring about the status of Blackstone’s proposal. Mr. Schwarzman responded by letter dated November 7, 2003, indicating Blackstone’s desire to continue negotiations but expressing concern regarding revised projections recently received by Blackstone, resulting from Celanese’s falling short of certain of its internal non-public projections although it continued to meet analysts’ expectations, and indicating that Blackstone was continuing to address certain due diligence matters.

      On November 18, 2003, Messrs. Schwarzman and Chu met in Frankfurt with the Management Board. Among the topics discussed was Celanese’s ongoing insistence that Blackstone’s proposal provide for pre-funding of Celanese’s pension plans.

      Blackstone submitted an offer proposal to Celanese on December 6, 2003, which included the increased offer price of EUR 32.50 per share, an agreement to arrange for a pre-funding of US$462.5 million of pension contributions and commitment letters from Blackstone’s financing sources, confirming the availability of necessary financing. The December 6, 2003 proposal also discussed Blackstone’s plans to provide for financing beyond the amount that would be required for the consummation of the transaction and the proposed pension contributions, in order to address management’s concerns that Celanese maintain adequate liquidity after a transaction. Following a review of the revised offer proposal, the Management Board resolved later on that day to continue with the negotiations.

      Representatives of Celanese, including the entire Management Board, together with their advisors, met in New York on December 8 and 9, 2003 with representatives of Blackstone, including Mr. Chu, and Blackstone’s advisors to negotiate the final terms and conditions of the proposed offer. Immediately following these meetings, the Management Board reviewed the results of these negotiations and resolved to continue to pursue the proposed transaction and to finalize the necessary documentation. Celanese informed KPC of these developments, and KPC confirmed that it was in discussions with Blackstone in order to finalize an agreement to support the proposed tender offer.

      On December 13, 2003, Blackstone submitted the final proposal letter (the “Blackstone Proposal Letter”), reflecting the terms discussed during these meetings, to Celanese. The Management Board met on December 14, 2003 and voted unanimously to support an offer made on the terms set forth in the Blackstone Proposal Letter after having reviewed the Blackstone Proposal Letter together with its financial, legal and other advisors. In a letter dated and delivered to Blackstone on December 14, 2003 (the “Celanese Response Letter”), Celanese agreed not to tender any Treasury Shares into the proposed offer. The Celanese Response Letter also indicated, among other things, the support of the Management Board for an offer to be made on the terms set forth in the Blackstone Proposal Letter. In addition, Celanese informed KPC of the sending of the Celanese Response Letter to Blackstone.

      Representatives of Celanese notified the Supervisory Board on December 15, 2003 of the Blackstone Proposal Letter. On December 15, 2003, BCP and KPC entered into an agreement (the “KPC Agreement”) whereby KPC agreed, among other things, to tender all of its Ordinary Shares into the proposed offer no later than the 15th day of the offer’s acceptance period. Celanese received a copy of the KPC Agreement on the same date.

      Following the finalization of additional arrangements relating to its financing commitments, which occurred late on December 15, 2003, BCP publicly announced its decision to make the February Offer on December 16, 2003. The Management Board then publicly announced its support of the February Offer, subject to the offer document as published meeting the terms and conditions expressed in the Blackstone Proposal Letter.

      Following the announcement, successive drafts of the offer document relating to the February Offer (the “February Offer Document”) were made available by Blackstone to the Company. The February Offer Document was published on February 2, 2004, and in accordance with German law, this triggered the commencement of the time period during which Celanese shareholders could tender their Ordinary Shares into the February Offer (the “Acceptance Period”). The Acceptance Period was initially set to end on March 15, 2004.

      On February 3, 2004, representatives of Goldman Sachs delivered a financial presentation to the Management Board relating to the February Offer and then delivered Goldman Sachs’s fairness opinion to the Management Board that, as of February 3, 2004 and based upon and subject to the factors and assumptions set forth therein, the EUR 32.50 per Ordinary Share in cash, without interest, to be received by the holders of Ordinary Shares in the February Offer was fair from a financial point of view to such holders, other than KPC, as to which Goldman Sachs expressed no opinion.

      In a meeting held on February 6, 2004, the Management Board determined that the February Offer was fair and in the interests of Celanese and its shareholders and employees. The Management Board delivered its Reasoned Opinion to the Supervisory Board on the same date, recommending that the shareholders accept the February Offer and tender their Ordinary Shares into the February Offer. In a meeting held on February 9, 2004, and in a separate Reasoned Opinion dated February 9, 2004, the Supervisory Board also recommended that Celanese shareholders accept the February Offer. The Reasoned Opinions of the Management Board and Supervisory Board were published on February 10, 2004.

      On March 12, 2004, BCP publicly announced that it was reducing the minimum acceptance condition applicable to the February Offer from 85 percent to 75 percent. In accordance with German law, this resulted in an extension of the Acceptance Period (and the time period during which the Celanese shareholders could exercise their withdrawal rights) until March 29, 2004.

      On March 30, 2004, BCP announced that, based on preliminary results, it appeared that the minimum tender threshold required to complete the February Offer had been reached. On April 1, 2004, BCP announced that 83.6 percent of all outstanding Ordinary Shares, excluding Treasury Shares, had been validly tendered and not withdrawn as of the end of the Acceptance Period. On April 3, 2004, in accordance with German law, BCP published the final results of the February Offer in the Börsen-Zeitung.

      From April 3, 2004 until April 19, 2004, shareholders of Celanese that did not tender during the Acceptance Period had the opportunity to tender their shares during a subsequent acceptance period (the “Subsequent Acceptance Period”).

      On April 23, 2004, BCP announced that a total of 84.3 percent of Ordinary Shares had been tendered into the February Offer during the Acceptance Period and Subsequent Acceptance Period. As required by German law, the final results were published in the Börsen-Zeitung.

Mandatory Offer.

      On April 20, 2004, BCP notified the chairman of the Management Board of Celanese of its intention to enter into the Domination Agreement with Celanese and come to an agreement with Celanese as soon as practicable with respect to the steps to be initiated in order to establish such agreement including the application for the appointment of the agreement auditor (Vertragsprüfer) by the competent court in due course, pursuant to § 293b of the German Stock Corporation Act (AktG), who is responsible for the examination of the Domination Agreement. In furtherance thereof, the Management Board authorized the preparation of all necessary actions to enter into the Domination Agreement.

      The management of BCP and the Management Board engaged Ernst & Young AG Wirtschaftsprüfungsgesellschaft (“E&Y”) on April 28, 2004 to prepare an expert opinion on the business valuation on which the level of the fair cash compensation and the guaranteed fixed annual dividends are based. Following the application of Celanese and BCP, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“PwC”) was chosen and appointed as joint agreement auditor (Vertragsprüfer) according to § 293c (1) of the German Stock Corporation Act by the District Court (Landgericht) of Frankfurt am Main/ Germany (the

“Frankfurt District Court”) on May 3, 2004 (as amended by the decision rendered on May 12, 2004). E&Y, with the cooperation of the Management Board and the management of BCP, conducted its review from late April to mid-June 2004 at the office of Celanese in Kronberg im Taunus and at E&Y’s offices in Eschborn. PwC, with the cooperation of Celanese and BCP, conducted its review from May to June 2004, at the office of Celanese in Kronberg im Taunus and at PwC’s office in Frankfurt am Main. During such time, Celanese, Blackstone, E&Y and PwC held a number of meetings and discussions.

      On June 17, 2004, E&Y provided its presentation on the business valuation (the “E&Y Report”) in which E&Y determined that the appropriate cash compensation payment (angemessene Barabfindung) to be offered to the remaining minority shareholders of Celanese, based on the business valuation of Celanese as of July 31, 2004, determined pursuant to applicable German law and practice, was EUR 41.92 per share and that the appropriate guaranteed fixed annual dividend was a gross amount of EUR 3.27 per share. On June 22, 2004, PwC presented the results of its audit, confirming that the fair cash compensation of EUR 41.92 per share and the guaranteed fixed annual dividend of a gross amount of EUR 3.27 per share was appropriate (the “PwC Report”).

      Also on June 22, 2004, BCP and Celanese entered into the Domination Agreement, which was approved by the Supervisory Board on the same day. On June 23, 2004, the Management Board and the management of BCP, as the sole general partner of BCP, issued the joint report on the Domination Agreement (the “Joint Report”). Each of the E&Y Report, the PwC Report and the Joint Report were filed with the SEC by BCP and Blackstone under cover of Schedule TO on June 25, 2004 and made available to the shareholders of Celanese as of such date.

      The Domination Agreement and a related change to Celanese’s fiscal year were submitted to a shareholder vote, and approved, at the EGM held on July 30 and 31, 2004.

      The Domination Agreement and the change to Celanese’s fiscal year were registered in the commercial register at Celanese’s registered office on August 2, 2004 and the Domination Agreement is expected to become operative on the first day of Celanese’s next fiscal year, October 1, 2004.

(ii) Reasons for the Neutral Position of the Management Board

      The Management Board has decided to remain neutral towards the Mandatory Offer for the following reasons:

(1) In Germany, it is not customary for the management board or supervisory board of a company that is the subject of an offer of compensation, such as the Mandatory Offer, required in connection with a domination and profit and loss transfer agreement, to make a recommendation regarding such offer. The Mandatory Offer is required to be made to the minority shareholders of Celanese under German law. The German Stock Corporation Act provides that a domination and profit and loss transfer agreement must include an obligation on the part of the dominating shareholder to acquire the shares of any minority shareholder upon the request of such minority shareholder against appropriate compensation. A compensation offer is not a tender offer under the German Securities Acquisition and Takeover Act (WpÜG), and, therefore, unlike the February Offer, neither the Management Board nor the Supervisory Board is required under German law to publish a reasoned opinion relating to, or otherwise communicate with Celanese shareholders regarding, the Mandatory Offer.

(2) The Joint Report, which German law requires be issued in connection with a domination and profit and loss transfer agreement, was made available for inspection by Celanese shareholders in advance of the EGM, as well as at the EGM. Celanese shareholders could also ask to receive a copy of the Joint Report by mail, free of charge. The Joint Report sets forth detailed reasons for the Management Board’s approval of the Domination Agreement and related cash compensation, and includes an explanation of the cash compensation provided pursuant to the Domination Agreement, including the analysis made in the E&Y Report. However, it does not make any recommendation to Celanese shareholders regarding the Mandatory Offer.

(3) The E&Y Report, dated June 17, 2004, which was prepared to assist Celanese and BCP in determining, among other things, the appropriate amount of cash compensation to be offered to shareholders pursuant to the Mandatory Offer, was made available to Celanese shareholders in the same manner as the Joint Report and sets forth the valuation analysis by which such amount was established.

(4) The PwC Report, dated June 22, 2004, which German law requires be prepared in connection with a domination and profit and loss transfer agreement, was also made available to Celanese shareholders in the same manner as the Joint Report. In its review of the Domination Agreement and the E&Y Report, PwC confirmed that the amount of cash compensation to be offered to Celanese shareholders pursuant to the Mandatory Offer was appropriate under applicable German law.

(iii) Report of Independent Expert

      As noted above, the Management Board and the management of BCP engaged E&Y as an independent expert on April 28, 2004 to present a report on the business value of Celanese as of July 31, 2004 and to determine the amount of the guaranteed dividend payment to be paid to the minority shareholders of Celanese pursuant to the Domination Agreement and the appropriate cash compensation to be offered pursuant to the Mandatory Offer. E&Y completed its review and produced the E&Y Report on June 17, 2004.

      In the E&Y Report, E&Y determined that, as of July 31, 2004 and based upon and subject to the assumptions, qualifications and limitations set forth in its report, the appropriate cash compensation to be offered pursuant to the Mandatory Offer was EUR 41.92 per Ordinary Share.

      The full text of the E&Y Report, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is filed herewith as Exhibit (a)(3) and incorporated herein by reference. E&Y provided its report for the information and assistance of the Company and BCP in connection with, among other things, the determination of the cash compensation to be offered to the Celanese shareholders pursuant to the Mandatory Offer. The E&Y Report is not a recommendation to any Celanese shareholder to tender Ordinary Shares in the Mandatory Offer. The summary of the E&Y Report set forth in this Statement is qualified by reference to the full text of the E&Y Report filed herewith as Exhibit (a)(3).

(iv) Report of Court-Appointed Auditor

      As noted above, PwC was chosen and appointed by the Frankfurt District Court on May 3, 2004 to serve as a joint agreement auditor in accordance with German law. PwC reviewed the Domination Agreement, as well as the E&Y Report and other relevant documents provided by Celanese, in order to assess the appropriateness of the proposed guaranteed dividend payment to be paid to the minority shareholders of Celanese pursuant to the Domination Agreement and the cash compensation to be offered pursuant to the Mandatory Offer.

      In the PwC Report, PwC concluded that the guaranteed dividend payment and the amount of cash compensation to be offered were appropriate under applicable German law. PwC also confirmed that the methods used in determining these amounts were appropriate.

      The full text of the PwC Report, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is filed herewith as Exhibit (a)(4) and incorporated herein by reference. PwC provided its report as required by German law in connection with its review of the Domination Agreement and the proposed guaranteed fixed dividend and cash compensation amounts. The PwC Report is not a recommendation to any Celanese shareholder to tender Ordinary Shares in the Mandatory Offer. The summary of the PwC Report set forth in this Statement is qualified by reference to the full text of the PwC Report filed herewith as Exhibit (a)(4).

(c) Intent to Tender

      As of the date of this Statement, the members of the Management Board held a total of 173,000 stock options, representing 173,000 Ordinary Shares, in the Company; Mr. Sonder, Mr. Weidman, Mr. Cole and

Mr. Pohlmann held 90,000 options, 55,000 options, 15,000 options and 13,000 options, respectively. As of the date of this Statement, Perry Premdas held 43,000 Ordinary Shares of Celanese.

      Perry Premdas has stated that he is undecided as to whether he will tender his Ordinary Shares in the Mandatory Offer. The remaining members of the Management Board have stated that they are undecided as to whether, after the exercise of their stock options, they will tender their Ordinary Shares in the Mandatory Offer.

Item 5.	Persons/ Assets Retained, Employed, Compensated or Used

      Except as set forth below, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Celanese shareholders with respect to the Mandatory Offer.

(a) E&Y

      The Company, together with BCP, retained E&Y as an independent expert to determine the business value of Celanese and the appropriate amount of the guaranteed dividend payment to be paid pursuant to the Domination Agreement and the appropriate amount of cash compensation to be offered pursuant to the Mandatory Offer. The scope of the engagement is set forth in an engagement letter agreement dated April 28, 2004 among Celanese, BCP and E&Y (the “E&Y Engagement Letter”).

      Pursuant to the E&Y Engagement Letter, Celanese and BCP agreed to pay E&Y customary fees based on E&Y’s normal daily rates, as well as expenses and value added tax. In addition, E&Y may claim appropriate advances for remuneration and reimbursement of expenses. Celanese and BCP are jointly and severally liable for such claims.

      Pursuant to the E&Y Engagement Letter, Celanese and BCP have agreed to indemnify E&Y against any third-party claims regarding a disclosure of the E&Y Report by Celanese or BCP to third parties, other than in the context of disclosure to Celanese shareholders through the Joint Report, which contained the full text of the E&Y Report.

      Except for damages resulting from injury to life, body or health, E&Y is liable for all awarded compensatory damages (including third-party damages) based on claims of negligence and arising in connection with the performance of E&Y’s services under the E&Y Engagement Letter, up to a maximum amount of EUR 10 million.

(b) PwC

      In accordance with applicable German law, PwC was chosen and appointed by the Frankfurt District Court to review the Domination Agreement and assess the appropriateness of the proposed guaranteed dividend payment to be paid to the minority shareholders of Celanese pursuant to the Domination Agreement and the cash compensation to be offered pursuant to the Mandatory Offer. Subsequent to such appointment, Celanese and BCP entered into an engagement letter agreement with PwC dated May 13, 2004 (the “PwC Engagement Letter”).

      The PwC Engagement Letter provides that PwC will serve as the exclusive auditor for Celanese and BCP with respect to the work to be performed. Celanese and BCP agreed to pay fees to PwC based on time spent and the qualifications of PwC employees assigned to the engagement, as well as travel and hotel expenses and related costs. In addition, Celanese and BCP agreed to pay a flat rate of 1.5 percent of the total fees for costs associated with the supplying of reports, copying and telecommunication.

      Under the PwC Engagement Letter, PwC’s liability for an individual claim of damages based on negligence is capped at an amount of EUR 10 million. Where a loss is due to multiple causes, PwC is liable only to the extent that PwC’s negligence contributed to the loss and in an amount proportionate to such contribution, up to a maximum amount of EUR 10 million.

Item 6.	Interest in Securities of the Subject Company

      Other than as set forth on Schedule I, no discretionary transactions in Ordinary Shares have been effected during the past 60 days by Celanese or any of its subsidiaries or, to the knowledge of Celanese, by any executive officer, director, affiliate or subsidiary of Celanese.

Item 7.	Purposes of the Transaction and Plans or Proposals

      Except as set forth in this Statement, Celanese is not currently undertaking or engaged in any negotiations in response to the Mandatory Offer that relate to (a) a tender offer for or other acquisition of Celanese’s securities by Celanese, any subsidiary of Celanese or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Celanese or any subsidiary of Celanese, (c) any purchase, sale or transfer of a material amount of assets of Celanese or any subsidiary of Celanese or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of Celanese.

      Except as set forth in this Statement, there are no transactions, resolutions of the Management Board or of the Supervisory Board, agreements in principle, or signed contracts entered into in response to the Mandatory Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

(a) Delisting

      The Ordinary Shares were delisted from the New York Stock Exchange on June 2, 2004. BCP has stated that depending on the level of acceptance of the Mandatory Offer, BCP may also consider, but is not required to, cause Celanese to apply for a revocation of admission of the Ordinary Shares to the Frankfurt Stock Exchange which, among other things, would require a resolution of the shareholders’ meeting of Celanese with the majority of the votes cast in favor of such resolution.

      Even if the Ordinary Shares are not delisted from the Frankfurt Stock Exchange, the acquisition of Ordinary Shares by BCP in the Mandatory Offer would further reduce the number of shareholders of Celanese. Therefore, trading activity in the public market for the Ordinary Shares could be further reduced. In addition, if permitted under applicable law, BCP has stated that it will likely seek to terminate the registration of the Ordinary Shares under the Securities Exchange Act of 1934 (the “Exchange Act”), in which event Celanese may no longer be required to make filings with the SEC or comply with the SEC’s rules relating to registered companies. In order to terminate such registration, the Ordinary Shares would have to be held by fewer than 300 persons resident in the United States.

      In the event that the Ordinary Shares are delisted from the Frankfurt Stock Exchange, under German law an offer would have to be made to all of the remaining Celanese shareholders to acquire their Ordinary Shares in return for payment of fair cash compensation (Abfindung) during a certain time period (see Item 8(d), “Fair Cash Compensation”, below). Such an offer would be made to all holders (other than BCP) of then outstanding Ordinary Shares, including those in the United States. No such holder, however, would be obliged to accept such an offer and any such holder could choose to remain a shareholder of Celanese. If the Ordinary Shares were no longer registered under the Exchange Act at such time, such offer would not need to comply with Section 14(d) of the Exchange Act and the rules and regulations of the SEC thereunder, but would still need to comply with certain of the rules under Regulation 14E under the Exchange Act. BCP has stated that, whether or not the Ordinary Shares continued to be registered under the Exchange Act at such time, BCP would seek to avail itself of any available exemption from such statute and such rules and regulations of the SEC thereunder, and would otherwise comply with such statute, rules and regulations. Since such an offer would be made by an affiliate of Celanese, such offer could be subject to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder unless the Ordinary Shares were no longer registered under the Exchange Act at such time or such provisions were otherwise not applicable (including if such transaction occurred within one year of the termination of the February Offer in a manner substantially similar to that described in the February Offer Document and the consideration offered was at least equal to the consideration offered in the February Offer).

(b) Squeeze-out

      BCP has stated that if, during or following the Mandatory Offer, BCP owns Ordinary Shares that represent 95 percent or more of the registered share capital (excluding Treasury Shares) of Celanese, BCP intends to request the transfer of the Ordinary Shares of the remaining shareholders of Celanese in exchange for fair cash compensation pursuant to §§ 327a et seq. of the German Stock Corporation Act (“Squeeze-out”). Under German law, a shareholder of a stock corporation who owns shares representing 95 percent or more of the registered share capital (excluding treasury shares) of such stock corporation can request that the shareholders’ meeting of such stock corporation resolves, in accordance with §§ 327a et seq. of the German Stock Corporation Act, that the shares of the remaining shareholders be transferred to the majority shareholder in return for fair cash compensation (Barabfindung). Such shareholders’ resolution requires the majority of the votes cast in the respective shareholders’ meeting, which would be assured due to the majority shareholder’s ownership.

      Such a resolution would be binding upon the remaining holders of the Ordinary Shares, including those in the United States, and no holder could choose thereafter to remain a shareholder of Celanese. The transfer of shares would not involve a tender offer and would occur by operation of German law upon registration of such resolution in the commercial register of Celanese. From then on, the remaining shareholders would only have a right to receive the fair cash compensation, and their shares would no longer represent an equity interest in Celanese, but only such right to such compensation. Accordingly, such transfer would not be subject to Section 14(d) of the Exchange Act and the rules and regulations of the SEC thereunder or Regulation 14E under the Exchange Act. Since such Squeeze-out transaction would be effected by an affiliate of Celanese, it could be subject to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder unless the Ordinary Shares were no longer registered under the Exchange Act at such time or such provisions were otherwise not applicable (including if such transaction occurred within one year of the termination of the February Offer in a manner substantially similar to that described in the February Offer Document and the fair cash compensation was at least equal to the consideration offered in the February Offer).

      BCP has stated that it intends to pursue a Squeeze-out as soon as it owns Ordinary Shares representing 95 percent or more of the registered share capital (excluding Treasury Shares) of Celanese, which may occur during or following the Mandatory Offer.

      The method of determining the fair cash compensation that would be offered pursuant to a Squeeze-out is discussed in Item 8(d) below under “Fair Cash Compensation.”

(c) Conversion

      As an alternative to a Squeeze-out, BCP and Blackstone have stated that they may also consider converting Celanese from its current legal form of a stock corporation into either a limited partnership (Kommanditgesellschaft, KG) or a limited liability company (Gesellschaft mit beschränkter Haftung, GmbH) in accordance with the provisions of the German Transformation Act (Umwandlungsgesetz, UmwG). A conversion of Celanese into either a limited partnership or a limited liability company would require, among other things, the approval of the shareholders’ meeting of Celanese of such conversion with a majority of 75 percent of the registered share capital of Celanese represented at the passing of the resolution. However, as BCP owns more than 75 percent of the Ordinary Shares carrying voting rights, this approval would be assured.

      If a resolution to effect a conversion of Celanese were adopted, German law would require that an offer be made to each of the remaining minority shareholders of Celanese who had appropriately documented its objection to the conversion in the minutes of the shareholders’ meeting that resolves upon such conversion. Since, as a result of such conversion, the Ordinary Shares would be automatically delisted from the Frankfurt Stock Exchange, such offer would be made to all remaining minority shareholders, regardless of whether such an objection had been documented. The offer would be made to acquire the applicable shareholders’ interests in the entity resulting from the conversion in return for payment of fair cash compensation (Barabfindung) (see Item 8(d), “Fair Cash Compensation”, below).

      In either case, such an offer would be made to all minority shareholders (other than BCP) of then outstanding Ordinary Shares, including those in the United States. No such holder, however, would be obliged to accept such an offer and any such holder could choose to remain a shareholder or limited partner, as the case may be, of Celanese in its changed legal form. If the Ordinary Shares were no longer registered under the Exchange Act at such time, such offer would not need to comply with Section 14(d) of the Exchange Act and the rules and regulations of the SEC thereunder, but would still need to comply with certain of the rules under Regulation 14E under the Exchange Act. Whether or not the Ordinary Shares continued to be registered under the Exchange Act at such time, BCP has stated that it would seek to avail itself of any available exemption from such statute and such rules and regulations of the SEC, and would otherwise comply with such statute, rules and regulations. Since such an offer would be made by an affiliate of Celanese, such offer could be subject to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder unless the Ordinary Shares were no longer registered under the Exchange Act at such time or such provisions were otherwise not applicable (including if such transaction occurred within one year of the termination of the February Offer in a manner substantially similar to that described in the February Offer Document and the consideration offered was at least equal to the consideration offered in the February Offer).

      BCP has stated that although it has no current plans to do so at this time, it could pursue a conversion at any time, although it would typically take several months to implement.

(d) Fair Cash Compensation

      If BCP delists the Ordinary Shares from the Frankfurt Stock Exchange, effects a Squeeze-out, or converts Celanese into a limited partnership or a limited liability company, BCP and/or Celanese must in each case offer the remaining minority shareholders of Celanese fair cash compensation in exchange for their Ordinary Shares or, in the case of a conversion, their equity interest in the entity that results from the conversion. Like the determination of the cash compensation established in connection with the Mandatory Offer, the fair cash compensation to be paid is determined by BCP and/or Celanese in each case on the basis of the value of the enterprise of Celanese, assessed in accordance with applicable German legal requirements, as of the date of the applicable resolution of Celanese’s shareholders’ meeting, and, except in the case of a delisting, examined by one or more duly qualified auditors chosen and appointed by the Frankfurt District Court. The amount of fair cash compensation could be the same as the compensation offered to shareholders pursuant to the Domination Agreement, but it could also be higher or lower. The amount of such fair cash compensation could also be challenged by the remaining Celanese shareholders in German courts and could therefore be increased. In addition, the currency exchange rates in effect at the time of payment of any such fair cash compensation may be different than exchange rates in effect at the time of the publication of the Offer Document and may therefore affect the value of such fair cash compensation if such compensation is paid in U.S. dollars, or if such shareholder ultimately intends to convert such compensation into U.S. dollars.

(e) Proposed Transfer of Celanese Americas Corporation; Other Proposed Restructurings

      BCP and Blackstone have stated that following the Domination Agreement becoming operative, Crystal Holdings and certain of its subsidiaries will undergo a reorganization. BCP and Blackstone have stated that they intend to effect the transfer of all of the shares of CAC, currently held by Celanese Holding GmbH, a wholly owned subsidiary of Celanese, to BCP Luxembourg. The transfer of the shares of CAC to BCP Luxembourg will result in BCP Luxembourg owning 100 percent of the equity of CAC and, indirectly, all of its assets, including subsidiary stock. BCP has stated that, following the transfer of CAC to BCP Luxembourg, BCP expects that (1) Crystal Holdings 2 will contribute all of its assets and liabilities (including all outstanding capital stock of BCP Luxembourg) to BCP Crystal US Holdings Corp., a corporation organized under the laws of Delaware and a wholly owned subsidiary of BCP Luxembourg (“US Holdco”), in exchange for all or substantially all of the capital stock of US Holdco, (2) US Holdco will assume all rights and obligations of BCP Luxembourg under its senior credit facilities, floating rate term loan and notes, (3) Crystal Holdings 2 will be reorganized as a Delaware limited liability company and change its name (such reorganized entity, “New Delaware LLC”), (4) Crystal Holdings will be reorganized as a Delaware corporation and change its name (such reorganized entity, “New Delaware Holdco”) and (5) if the majority of the lenders under the currently outstanding senior credit facilities of BCP Luxembourg consent, New Delaware LLC will merge with and into New Delaware Holdco, with New Delaware Holdco being the surviving entity and assuming, among other things, all of New Delaware LLC’s rights and obligations under the terms of the currently outstanding notes and senior credit facilities. BCP has stated that US Holdco, at its discretion, may subsequently cause the liquidation of BCP Luxembourg. As a result of these transactions, US Holdco would indirectly hold 100 percent of CAC’s equity and all equity owned by CAC in its subsidiaries. In addition, US Holdco would hold, indirectly, all of the Ordinary Shares already acquired by BCP. From and after the completion of the proposed restructuring described above, BCP Luxembourg and all of US Holdco’s then-existing U.S. wholly owned subsidiaries that guarantee US Holdco’s obligations under the senior credit facilities would guarantee the notes on an unsecured senior subordinated basis. BCP and Blackstone have stated that they intend to have a Delaware corporation be the ultimate parent company of the group and that they believe the resulting structure may be, among other things, more tax advantageous.

      BCP and Blackstone have stated that in advance of the Domination Agreement becoming operative, they intend to negotiate with Celanese on an arms-length basis with respect to a proposed transfer of Ticona Norden Danmark A/ S, a subsidiary of Celanese, to BCP. BCP has stated that it may also seek to negotiate additional transactions with Celanese and its subsidiaries, including other activities required to enable it to maintain holding company status under German tax law and to enable it to satisfy the requirements of German law regarding the head of a fiscal unity.

      Finally, BCP and Blackstone have stated that following the Domination Agreement becoming operative, they may make other changes to Celanese’s capital structure or corporate organization in order to streamline the operation, management and financing of the Acquisition Entities and/or Celanese and its subsidiaries, in connection with facilitating future acquisitions or dispositions of the Acquisition Entities and/or Celanese and its subsidiaries, or for other purposes, including other activities required to enable it to maintain holding company status under German tax law and to enable it to satisfy the requirements of German law regarding the head of a fiscal unity. Among other plans, BCP and Blackstone have stated that they currently intend to transfer the business and assets of CPO KG, a subsidiary of Celanese, to BCP. However, BCP and Blackstone have stated that they could choose in their sole discretion to change, supplement or abandon any or all aspects of the Proposed Restructuring or such other plans at any time or from time to time for financial, operational, tax or other reasons.

(f) Other Plans

      BCP and Blackstone have stated that they intend to take such actions as they deem appropriate, depending upon various factors, for the purpose of acquiring 95 percent or more of the registered share capital (excluding Treasury Shares) of Celanese with a view toward implementing a Squeeze-out. BCP and Blackstone have requested exemptive relief from the SEC permitting them (or financial institutions acting on their behalf) to make purchases of registered ordinary shares of Celanese outside of the Mandatory Offer following the expiration of the initial acceptance period and during the subsequent acceptance period. If such relief is granted, BCP and Blackstone have stated that they may make such purchases from time to time on the open market at then-prevailing market prices, in privately negotiated transactions or otherwise. Since such purchases would be made by an affiliate of Celanese, such purchases could be subject to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder unless the Ordinary Shares were no longer registered under the Exchange Act at the time or if such provisions were otherwise not applicable (including if such transactions occurred within one year of the termination of the February Offer in a manner substantially similar to that described in the February Offer Document and the consideration offered was at least equal to the consideration offered in the February Offer).

      Under German law, if BCP, persons acting in concert with BCP or their subsidiaries acquire, during a period of one year after the publication made according to § 23(1) sentence 1 No. 2 of the German Securities Acquisition and Takeover Act, which was made on April 3, 2004, Ordinary Shares other than by purchase on a stock exchange and the value of the consideration promised or granted for such shares exceeds the value of the consideration offered in the February Offer, BCP is obliged to pay to the Celanese shareholders who have accepted the February Offer a sum in Euro equal to the difference between the two values (§ 31(5) sentence 1 of the German Securities Acquisition and Takeover Act). The foregoing does not apply to the acquisition of Ordinary Shares in connection with a statutory obligation to grant compensation to Celanese shareholders, such as the Mandatory Offer, or to the acquisition of the entire assets and liabilities of Celanese or parts thereof by way of merger, corporate division (Spaltung) or Vermögensübertragung (a procedure used to transfer an entire business by means of an assets transfer).

(g) Appointments of Blackstone Representatives to Supervisory Board

      As noted above, following BCP’s acquisition of the majority of Ordinary Shares through the February Offer, all shareholder representatives on the Supervisory Board resigned and were replaced by court-appointed representatives in accordance with German law. The new representatives, proposed by Blackstone and appointed in May 2004, were elected by over 99 percent of the share capital voting at the Annual General Meeting of Celanese held on June 15, 2004. The new members of the Supervisory Board include: Chinh Chu, a senior managing director of The Blackstone Group; Cornelius Geber, managing director of BCP Holding GmbH; Benjamin Jenkins, a principal in the Private Equity Group at The Blackstone Group; Hanns Ostmeier, a senior managing director of The Blackstone Group and managing director of The Blackstone Group Deutschland GmbH, Hamburg; Ron Sommer, former Chairman of the Board of Deutsche Telekom AG; and Bernd Thiemann, Chairman of the Advisory Board of Rothschild GmbH, Frankfurt. Mr. Thiemann was re-elected as Chairman of the Supervisory Board at the June 15, 2004 meeting of the Supervisory Board held immediately after the Annual General Meeting (following his prior election to the position of Chairman at the meeting of the Supervisory Board held on June 2, 2004).

     (h) Shareholder Litigation

      As described above, the Mandatory Offer must remain open for three months following the operative date of the Domination Agreement, subject to mandatory extension in case of the commencement of award proceedings. In accordance with its terms, the Domination Agreement is expected to become operative on October 1, 2004, but as the Domination Agreement is subject to legal challenges instituted by dissenting shareholders, such date could be substantially delayed. Further, if such legal challenges were successful, a German court could void the effectiveness of the Domination Agreement or revoke its registration in the commercial register.

      On August 1, 2004, a minority shareholder of Celanese filed an action against the Company in the Frankfurt District Court to set aside the shareholder resolutions passed at the EGM. The action, Mayer v. Celanese AG, is based on an alleged violation of procedural requirements and information rights of the shareholders of the Company, and the plaintiff is seeking to declare the Domination Agreement and the change in the fiscal year void.

      Celanese has been informed by the Frankfurt District Court that eight other actions to set aside the resolutions of the EGM have also been filed by August 31, 2004, the date when the time period for filing such legal challenges expired. However, except for the action Mayer v. Celanese, the writs of action have not yet been delivered to Celanese and its legal advisors.

      Further, on August 2, 2004, two minority shareholders instituted public register proceedings with the Local Court (Amtsgericht) of Koenigstein im Taunus and the Frankfurt District Court (Landgericht) Frankfurt am Main, both with a view to having the registration of the Domination Agreement in the commercial register deleted (Amtslöschungsverfahren). These actions are based on an alleged violation of procedural requirements at the EGM, an alleged undercapitalization of BCP and Blackstone and an alleged misuse of discretion by the competent court with respect to the registration of the Domination Agreement in the commercial register.

Item 9.	Exhibits

      The following Exhibits are filed herewith:

Exhibit
No.	Description

(a)(1)	Offer Document dated September 2, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO, filed by BCP on September 2, 2004)
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO, filed by BCP on September 2, 2004)
(a)(3)	Report, dated June 17, 2004, of Ernst & Young AG Wirtschaftsprüfungsgesellschaft on the Determination of the Business Value of Celanese AG as of July 31, 2004 and made available to the shareholders of Celanese beginning on June 25, 2004 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9/ C filed by Celanese on June 25, 2004)
(a)(4)	Report, dated June 22, 2004, of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft on the review of the Domination and Profit Transfer Agreement between BCP Crystal Acquisition GmbH & Co. KG, Stuttgart/ Germany and Celanese AG, Kronberg i.Ts./ Germany, according to Sections 293b and 293e of the German Stock Companies Act and made available to the shareholders of Celanese beginning on June 25, 2004 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9/ C filed by Celanese on June 25, 2004)
(a)(5)*	Letter from Claudio Sonder to the shareholders of Celanese AG, dated September 16, 2004
(a)(6)	English translation of letter from Claudio Sonder to the German shareholders of Celanese AG, dated September 16, 2004, sent with the Schedule 14D-9 filed on September 16, 2004
(e)(1)	Domination and Profit and Loss Transfer Agreement between BCP Crystal Acquisition GmbH & Co. KG and Celanese AG, dated June 22, 2004 (incorporated by reference to Exhibit 13 to the Schedule 13D/ A filed by BCP on June 25, 2004)
(e)(2)	Confidentiality Agreement, dated April 21, 2004, between Blackstone Management Associates (Cayman) IV L.P. and Celanese AG
(e)(3)	General Services Agreement, dated July 19, 2004, by and among Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Crystal Holdings Ltd. 2, BCP Caylux Holdings Luxembourg S.C.A., BCP Holdings GmbH, BCP Management GmbH, BCP Acquisition GmbH & Co. KG., BCP Crystal Acquisition GmbH & Co. KG. and Celanese AG
(e)(4)	Intercompany Loan Agreement, dated April 6, 2004, between BCP Caylux Holdings Luxembourg S.C.A. and Celanese Americas Corporation
(e)(5)	Celanese Equity Participation Plan and 1999 Long-Term Incentive Plan (incorporated by reference to Exhibit (e)(6) of the Schedule 14D-9 filed by Celanese on February 10, 2004)
(e)(6)	Celanese 2000 Long-Term Incentive Plan (incorporated by reference to Exhibit (e)(8) of the Schedule 14D-9 filed by Celanese on February 10, 2004)
(e)(7)	Celanese 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.1 of the registration statement filed on Form S-8 by Celanese on July 8, 2002)
(e)(8)	Service Agreement between Celanese and Andreas Pohlmann, effective as of October 22, 2002 (incorporated by reference to Exhibit (e)(11) of the Schedule 14D-9 filed by Celanese on February 10, 2004)
(e)(9)	Service Agreement between Celanese and Perry Premdas, effective as of October 22, 2002 (incorporated by reference to Exhibit (e)(12) of the Schedule 14D-9 filed by Celanese on February 10, 2004)
(e)(10)	Service Agreement between Celanese and Claudio Sonder, effective as of October 22, 2002 (incorporated by reference to Exhibit (e)(13) of the Schedule 14D-9 filed by Celanese on February 10, 2004)
(e)(11)	Service Agreement between Celanese and David Weidman, effective as of October 22, 2002 (incorporated by reference to Exhibit (e)(14) of the Schedule 14D-9 filed by Celanese on February 10, 2004)

Exhibit
No.	Description

(e)(12)	Service Agreement between Celanese and Lyndon Cole, effective as of September 23, 2003 (incorporated by reference to Exhibit (e)(15) of the Schedule 14D-9 filed by Celanese on February 10, 2004)

*	Included with the Statement mailed to shareholders.

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CELANESE AG

By:	/s/ CLAUDIO SONDER

Name: Claudio Sonder
Title: Chairman of the Board of Management

By:	/s/ PERRY W. PREMDAS

Name: Perry W. Premdas

Title:	Member of the Board of Management and Chief Financial Officer

Dated: September 16, 2004

EXHIBIT INDEX

No.	Description

(a)(1)	Offer Document dated September 2, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO, filed by BCP on September 2, 2004)
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO, filed by BCP on September 2, 2004)
(a)(3)	Report, dated June 17, 2004, of Ernst & Young AG Wirtschaftsprüfungsgesellschaft on the Determination of the Business Value of Celanese AG as of July 31, 2004 and made available to the shareholders of Celanese beginning on June 25, 2004 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9/ C filed by Celanese on June 25, 2004)
(a)(4)	Report, dated June 22, 2004, of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft on the review of the Domination and Profit Transfer Agreement between BCP Crystal Acquisition GmbH & Co. KG, Stuttgart/ Germany and Celanese AG, Kronberg i.Ts./ Germany, according to Sections 293b and 293e of the German Stock Companies Act and made available to the shareholders of Celanese beginning on June 25, 2004 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9/ C filed by Celanese on June 25, 2004)
(a)(5)	Letter from Claudio Sonder to the shareholders of Celanese AG, dated September 16, 2004*
(a)(6)	English translation of letter from Claudio Sonder to the German shareholders of Celanese AG, dated September 16, 2004, sent with the Schedule 14D-9 filed on September 16, 2004
(e)(1)	Domination and Profit and Loss Transfer Agreement between BCP Crystal Acquisition GmbH & Co. KG and Celanese AG, dated June 22, 2004 (incorporated by reference to Exhibit 13 to the Schedule 13D/ A filed by BCP on June 25, 2004)
(e)(2)	Confidentiality Agreement, dated April 21, 2004, between Blackstone Management Associates (Cayman) IV L.P. and Celanese AG
(e)(3)	General Services Agreement, dated July 19, 2004, by and among Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Crystal Holdings Ltd. 2, BCP Caylux Holdings Luxembourg S.C.A., BCP Holdings GmbH, BCP Management GmbH, BCP Acquisition GmbH & Co. KG., BCP Crystal Acquisition GmbH & Co. KG. and Celanese AG
(e)(4)	Intercompany Loan Agreement, dated April 6, 2004, between BCP Caylux Holdings Luxembourg S.C.A. and Celanese Americas Corporation
(e)(5)	Celanese Equity Participation Plan and 1999 Long-Term Incentive Plan (incorporated by reference to Exhibit (e)(6) of the Schedule 14D-9 filed by Celanese on February 10, 2004)
(e)(6)	Celanese 2000 Long-Term Incentive Plan (incorporated by reference to Exhibit (e)(8) of the Schedule 14D-9 filed by Celanese on February 10, 2004)
(e)(7)	Celanese 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.1 of the registration statement filed on Form S-8 by Celanese on July 8, 2002)
(e)(8)	Service Agreement between Celanese and Andreas Pohlmann, effective as of October 22, 2002 (incorporated by reference to Exhibit (e)(11) of the Schedule 14D-9 filed by Celanese on February 10, 2004)
(e)(9)	Service Agreement between Celanese and Perry Premdas, effective as of October 22, 2002 (incorporated by reference to Exhibit (e)(12) of the Schedule 14D-9 filed by Celanese on February 10, 2004)
(e)(10)	Service Agreement between Celanese and Claudio Sonder, effective as of October 22, 2002 (incorporated by reference to Exhibit (e)(13) of the Schedule 14D-9 filed by Celanese on February 10, 2004)
(e)(11)	Service Agreement between Celanese and David Weidman, effective as of October 22, 2002 (incorporated by reference to Exhibit (e)(14) of the Schedule 14D-9 filed by Celanese on February 10, 2004)
(e)(12)	Service Agreement between Celanese and Lyndon Cole, effective as of September 23, 2003 (incorporated by reference to Exhibit (e)(15) of the Schedule 14D-9 filed by Celanese on February 10, 2004)

*	Included with the Statement mailed to shareholders.

SCHEDULE I

TRANSACTIONS IN ORDINARY SHARES BY

MEMBERS OF THE SUPERVISORY AND MANAGEMENT BOARDS
AND EXECUTIVE OFFICERS OF CELANESE

Name	Transaction Date	Shares	Transaction Type

Perry Premdas	September 3, 2004	43,000	Exercise of 43,000 stock options in accordance with their terms